Exhibit 99.2

ASML Disagrees with Implication of “Chinese Espionage”

VELDHOVEN, the Netherlands, April 11, 2019—ASML disagrees with any implication that it has been victim of “Chinese espionage”, as stated in an article in Dutch financial newspaper Financieele Dagblad earlier on Thursday, 11 April 2019. The article discusses the results of a public court case in the United States that ASML had initiated and won last year, in which a company called XTAL was found by a jury to have misappropriated ASML’s confidential and proprietary information and trade secrets in 2015.

“The suggestion that we were somehow victim of a national conspiracy is wrong. The facts of the matter are that we were robbed by a handful of our own employees based in Silicon Valley, who had broken the law to enrich themselves. All of this occurred several years ago. We found this out by ourselves and immediately sought legal action in public court in 2016. This was reported on in several publications after our victory in November 2018,” said ASML President and Chief Executive Officer Peter Wennink.

While still employed by ASML, these employees, with various nationalities, stole software for mask optimization, a specific small part of ASML’s broad product and services portfolio. The aim was to create a competing product and sell it to an existing ASML customer in South Korea. The funding for this company XTAL originated from South Korea and China. The damage award by the Santa Clara Superior Court was 223 million dollars and based on “unjust enrichment” in connection with lost sales opportunities. It is unclear to what extent these damages can be collected from the now bankrupt company XTAL.

ASML regrets it has been victim of this corporate theft and acted swiftly and decisively when it found out what happened. Although theft of corporate property has always existed across industries and will always be a risk, ASML has substantially increased its efforts to protect its assets even further in recent years.

“We resent any suggestion that this event should have any implication for ASML conducting business in China. Some of the individuals happened to be Chinese nationals, but individuals from other nations were also involved. We do protect our proprietary knowledge carefully and are very sensitive to information security. We believe we can serve all our customers, including our Chinese customers, and help them build their businesses. We are encouraged by the recent constructive talks and agreements between the European Union and China that China will step up its efforts to respect and protect corporate intellectual property of non-Chinese companies, including effective enforcement actions. We will be even more encouraged when we see these materialize in Chinese law and jurisprudence,” Wennink said.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 23,800 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.